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                     INNOVATIVE DRUG DELIVERY SYSTEMS, INC.
                               787 Seventh Avenue
                               New York, NY 10019


                                  July 9, 2002


VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549
Attention:    Mary Fraser


Re:         Innovative Drug Delivery Systems, Inc.
            Registration Statement on From S-1 (Reg. No. 333-76190) (the "Registration Statement")
            -------------------------------------------------------


Ladies and Gentlemen:

                  Pursuant to Rule 477 of the Securities Act of 1933, as amended (the "Securities Act"), please accept this letter as a request for the Commission's consent to the withdrawal of the Registration Statement. The offering contemplated by the Registration Statement has been terminated due to unfavorable market conditions. Our Form S-1 was not declared effective and we have not offered or sold any securities in connection with our proposed offering.

                  Pursuant to Rule 477(c), we hereby advise the Commission that we may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

                  Upon the grant of the Commission's consent hereto, please return a dated copy of the order granting such withdrawal, which order shall state "Withdrawn upon the request of the registrant, the Commission consenting thereto", and which is to be included in the file for the Registration Statement.

                  If you have any questions, please direct all inquiries to Ellen Corenswet, Esq. at (212) 237-2526.

                                    Respectfully,

                                    INNOVATIVE DRUG DELIVERY SYSTEMS, INC.

                                    /s/ Dr. Leonard Firestone

                                    Dr. Leonard Firestone
                                    Chief Executive Officer
cc.  Ellen Corenswet